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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                   -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No   X
                                   -------     -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein are a Notice of
Extraordinary General Meeting of Shareholders and a Proxy Statement, each dated December 13, 2004, for the Extraordinary General Meeting of Shareholders to be held on January 19, 2005.




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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TEFRON LTD.

                                        (Registrant)


                                        By: /s/ Gil Rozen
                                           -------------------------------------
                                           Name: Gil Rozen
                                           Title: Chief Financial Officer


                                        By: /s/ Hanoch Zlotnik
                                           -------------------------------------
                                           Name: Hanoch Zlotnik
                                           Title: Finance Manager


Date: January 4, 2005



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